Exhibit 99.1

NICE Reports $226 Million Non-GAAP Revenue and $0.81 Non-GAAP EPS for the First Quarter 2016

           Continued Strong Growth in Operating Margin and Earnings Per Share
Company Raises Full-Year Earnings Per Share Guidance

Paramus, New Jersey, May 5, 2016 - NICE Systems (NASDAQ: NICE) today announced results for the first quarter ended March 31, 2016.

First Quarter 2016 non-GAAP Financial Highlights:

•	Revenues of $226.1 million, up 4.3% year-over-year
•	Gross margin of 70.6%, up from 69.8% last year
•	Operating income of $57.8 million, up 14.6% year-over-year
•	Operating margin of 25.6%, up from 23.3% last year
•	Fully diluted earnings per share of $0.81, up 17.4% year-over-year
•	Record cash from operations of $112.8 million, compared to $104.1 million last year

“We are pleased to begin the year on a high note, as we reported first quarter 2016 revenue of $226 million, along with year-over-year 15% growth in operating income, further improvement in the operating margin and earning per share of $0.81, which represented an increase of 17% compared to the first quarter of 2015,” said Barak Eilam, CEO of NICE.

Mr. Eilam continued, “Our continued strong quarterly performances are the result of the ongoing progress we are making in executing our strategy and the Company’s transformation.  Part of this strategy is an emphasis on portfolio expansion and analytics, which has led to a growing number of large deals, and has allowed us to capitalize on many growth opportunities, as well as expand our market share.”

Dividend Declaration

The Company declared a cash dividend for the first quarter of 2016 of $0.16 per share. The record date will be May 18th, 2016 and the payment date will be June 2nd, 2016. Tax will be withheld at a rate of 15%.

Investor Day - Interactions 2016

The Company will be hosting its Investor Day on May 23rd and 24th in conjunction with its annual user conference in Orlando, Florida. The user conference will host notable key speakers and more than 1,500 customers. The special program for investors will include product and technology sessions, meetings with NICE management and a tour of the solutions showcase.

Analysts and investors who would like to register, please email IR@NICE.com.

Non-GAAP Financial Highlights for the First Quarter Ended March 31:

The following non-GAAP financial data are from continuing operations, which exclude the results of the Intelligence and Physical Security divisions for both 2016 and 2015.

Revenues: First quarter 2016 non-GAAP total revenues were $226.1 million, up 4.3% from $216.7 million for the first quarter of 2015.

Gross Profit: First quarter 2016 non-GAAP gross profit and non-GAAP gross margin increased to $159.7 million and 70.6%, respectively, from $151.3 million and 69.8%, respectively, for the first quarter of 2015.

Operating Income: First quarter 2016 non-GAAP operating income and non-GAAP operating margin increased to $57.8 million and 25.6%, respectively, from $50.5 million and 23.3%, respectively, for the first quarter of 2015.

Net Income from Continuing Operations: First quarter 2016 non-GAAP net income and non-GAAP net margin increased to $49.6 million and 21.9%, respectively, from $42.3 million and 19.5%, respectively, for the first quarter of 2015.

Fully Diluted Earnings Per Share from Continuing Operations: First quarter 2016 non-GAAP fully diluted earnings per share increased 17.4% to $0.81, compared to $0.69 for the first quarter of 2015.
GAAP Financial Highlights for the First Quarter Ended March 31:

The following GAAP financial data, excluding cash flow and cash balance, are from continuing operations, which exclude the results of the Intelligence and Physical Security divisions for both 2016 and 2015.

Revenues: First quarter 2016 total revenues increased 4.3% to $226.0 million compared to $216.6 million for the first quarter of 2015.

Gross Profit: First quarter 2016 gross profit and gross margin increased to $151.1 million and 67.0%, respectively, from $143.4 million and 66.2%, respectively, for the first quarter of 2015.

Operating Income: First quarter 2016 operating income and operating margin increased to $37.5 million and 16.6%, respectively, from $33.2 million and 15.3%, respectively, for the first quarter of 2015.

Net Income from Continuing Operations: : First quarter 2016 net income and net margin increased to $35.3 million and 15.6%, respectively, compared to $28.6 million and 13.2%, respectively, for the first quarter of 2015.

Fully Diluted Earnings Per Share from Continuing Operations: Fully diluted earnings per share for the first quarter of 2016 was $0.58 compared to $0.47 for the first quarter of 2015.

Operating Cash Flow and Cash Balance: First quarter 2016 operating cash flow was $112.8 million. In the first quarter, $22.7 million was used for share repurchases and $9.5 million for dividends. As of March 31, 2016, total cash and cash equivalents, short term investments and marketable securities were $765.1 million, with no debt.

Second Quarter and Full Year 2016 Guidance:

Second Quarter 2016: Second quarter 2016 non-GAAP total revenues are expected to be in a range of $229 million to $239 million. Second quarter 2016 non-GAAP fully diluted earnings per share are expected to be in a range of $0.72 to $0.78.

Full Year 2016: Full year 2016 non-GAAP total revenues are expected to be in a range of $995 million to $1,015 million. The Company increased its full year 2016 non-GAAP fully diluted earnings per share to be in a range of $3.41 to $3.55.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, May 5th, 2016 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 526 899 24. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 482 796 13.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share-based compensation, certain business combination accounting entries and tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2016	2015
	Unaudited	Unaudited

Revenue:
Product	$65,117	$72,918
Services	160,850	143,646
Total revenue	225,967	216,564

Cost of revenue:
Product	13,734	16,416
Services	60,735	56,716
Total cost of revenue	74,469	73,132

Gross profit	151,498	143,432

Operating Expenses:
Research and development, net	32,521	30,145
Selling and marketing	55,783	55,414
General and administrative	23,192	21,210
Amortization of acquired intangible assets	2,507	3,454
Total operating expenses	114,003	110,223

Operating income	37,495	33,209

Finance and other income, net	3,765	1,937

Income from continuing operations before tax	41,260	35,146
Taxes on income	6,003	6,564
Net income from continuing operations	35,257	28,582

Discontinued operations
Income (loss) from discontinued operations	(117)	918
Taxes on income	-	263
Net income (loss) from discontinued operations	(117)	655

Net income	$35,140	$29,237

Basic earnings per share from continuing operations	$0.59	$0.48
Basic earnings (loss) per share from discontinued operations	$(0.00)	$0.01
Basic earnings per share	$0.59	$0.49

Diluted earnings per share from continuing operations	$0.58	$0.47
Diluted earnings (loss) per share from discontinued operations	$(0.00)	$0.01
Diluted earnings per share	$0.58	$0.48

Weighted average number of shares
outstanding used to compute:

Basic earnings (loss) per share	59,433	59,371
Diluted earnings (loss) per share	60,851	61,203

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2016	2015
GAAP revenues	$225,967	$216,564
Valuation adjustment on acquired deferred product revenue	84	-
Valuation adjustment on acquired deferred service revenue	58	123
Non-GAAP revenues	$226,109	$216,687

GAAP cost of revenue	$74,469	$73,132
Amortization of acquired intangible assets on cost of product	(6,291)	(6,823)
Cost of product revenue adjustment (1)	(121)	(133)
Cost of services revenue adjustment (1,2)	(1,604)	(799)
Non-GAAP cost of revenue	$66,453	$65,377

GAAP gross profit	$151,498	$143,432
Gross profit adjustments	8,158	7,878
Non-GAAP gross profit	$159,656	$151,310

GAAP operating expenses	$114,003	$110,223
Research and development (1,2,3)	(1,982)	(496)
Sales and marketing (1,3)	(3,346)	(2,626)
General and administrative (1,2,3)	(4,351)	(2,822)
Amortization of acquired intangible assets	(2,507)	(3,454)
Non-GAAP operating expenses	$101,817	$100,825

GAAP taxes on income	$6,003	$6,564
Tax adjustments re non-GAAP adjustments	6,009	3,520
Non-GAAP taxes on income	$12,012	$10,084

GAAP net income (loss) from continuing operations	$35,257	$28,582
Valuation adjustment on acquired deferred revenue	142	123
Amortization of acquired intangible assets	8,798	10,277
Share-based compensation (1)	6,360	6,876
Re-organization expenses (2)	1,308	-
Acquisition related expenses (3)	3,736	-
Tax adjustments re non-GAAP adjustments	(6,009)	(3,520)
Non-GAAP net income from continuing operations	$49,592	$42,338

GAAP diluted earnings per share from continuing operations	$0.58	$0.47

Non-GAAP diluted earnings per share from continuing operations	$0.81	$0.69

Shares used in computing GAAP diluted earnings per share	60,851	61,203

Shares used in computing Non-GAAP diluted earnings per share	60,851	61,203

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended
		March 31,
		2016	2015
	Cost of product revenue	$(121)	$(133)
	Cost of service revenue	(1,406)	(799)
	Research and development	(856)	(496)
	Sales and marketing	(2,859)	(2,626)
	General and administrative	(1,118)	(2,822)
		$(6,360)	$(6,876)

(2)	Re-organization expenses
		Quarter ended
		March 31,
		2016	2015
	Cost of service revenue	$(198)	$-
	Research and development	(1,102)	-
	General and administrative	(8)	-
		$(1,308)	$-
(3)	Acquisition related expenses
		Quarter ended
		March 31,
		2016	2015
	Research and development	$(24)	$-
	Sales and marketing	(487)	-
	General and administrative	(3,225)	-
		$(3,736)	$-

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2016	2015
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$269,713	$325,931
Short-term investments	80,722	99,195
Trade receivables	149,035	177,323
Prepaid expenses and other current assets	51,548	43,561
Current assets of discontinued operations	8,714	9,142

Total current assets	559,732	655,152

LONG-TERM ASSETS:
Long-term investments	414,713	403,249
Other long-term assets	17,119	17,175
Property and equipment, net	44,997	39,213
Deferred tax assets	14,650	14,130
Other intangible assets, net	142,730	69,582
Goodwill	734,434	651,112

Total long-term assets	1,368,643	1,194,461

TOTAL ASSETS	$1,928,375	$1,849,613

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$14,976	$11,719
Deferred revenues and advances from customers	196,426	151,345
Accrued expenses and other liabilities	219,087	223,255
Current liabilities of discontinued operations	13,072	12,744

Total current liabilities	443,561	399,063

LONG-TERM LIABILITIES:
Deferred tax liabilities	25,437	15,040
Other long-term liabilities	19,641	17,952
Long-term liabilities of discontinued operations	2,409	2,409

Total long-term liabilities	47,487	35,401

SHAREHOLDERS' EQUITY	1,437,327	1,415,149

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,928,375	$1,849,613

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2016	2015
	Unaudited	Unaudited

Operating Activities

Net income	$35,140	$29,237
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	12,916	15,076
Stock based compensation	6,431	7,212
Excess tax benefit from share-based payment arrangements	(1,681)	(638)
Amortization of premium and discount and accrued interest on marketable securities	969	646
Deferred taxes, net	(3,586)	(3,520)
Changes in operating assets and liabilities:
Trade receivables	39,568	36,320
Prepaid expenses and other current assets	13,036	(3,455)
Trade payables	861	1,140
Accrued expenses and other current liabilities	(26,714)	(26,847)
Deferred revenue	35,688	48,926
Other	191	37

Net cash provided by operating activities	112,819	104,134

Investing Activities

Purchase of property and equipment	(7,077)	(3,219)
Proceeds from sale of property and equipment	18	-
Purchase of Investments	(27,952)	(85,983)
Proceeds from Investments	39,118	30,982
Capitalization of software development costs	(1,061)	-
Payments for business acquisitions, net of cash acquired	(150,453)	-

Net cash used in investing activities	(147,407)	(58,220)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	7,514	9,015
Purchase of treasury shares	(22,673)	(6,288)
Dividends paid	(9,517)	(9,586)
Excess tax benefit from share-based payment arrangements	1,681	638
Earnout payments related to acquisitions	-	(262)

Net cash used in financing activities	(22,995)	(6,483)

Effect of exchange rates on cash and cash equivalents	1,365	(4,437)

Net change in cash and cash equivalents	(56,218)	34,994
Cash and cash equivalents, beginning of period	325,931	187,497

Cash and cash equivalents, end of period	$269,713	$222,491